QUEENSTON MINING AND VAULT MINERALS AGREE TO MERGER TO CONSOLIDATE HOLDINGS IN THE KIRKLAND LAKE GOLD CAMP

TORONTO, ONTARIO--(March 5, 2010) – Queenston Mining Inc. (TSX:QMI) ("Queenston") and Vault Minerals Inc. (TSX-V:VMI) ("Vault") are pleased to announce that they have entered into an agreement ("the Agreement") to amalgamate (the "Amalgamation") Vault and Queenston in a transaction unanimously approved by both companies' boards of directors. The business combination will create the largest property holdings in the historic Kirkland Lake gold camp where approximately 40 million ounces of gold have been produced over the last century. As a result of this transaction the consolidated land holdings would represent 27 individual properties containing approximately 19,000 hectares.

Summary of Transaction

Under terms of the Amalgamation announced today, Vault shareholders will receive one Queenston common share for every 10 Vault common shares. In addition, all convertible securities of Vault will be exercisable in accordance with their terms for common shares of Queenston on the same basis. Based on approximately 40 million common shares of Vault issued and outstanding, Queenston will issue approximately 4 million Queenston common shares pursuant to the Amalgamation. The arm's length transaction is expected to close on or before April 30, 2010, and upon closing, assuming no exercise of any existing convertible securities of Vault or Queenston, Queenston will have approximately 68 million common shares outstanding, of which approximately 6% will be held by the former shareholders of Vault. The Amalgamation values the Vault shares at $0.50 and represents a premium of approximately 50% to Vault shareholders based on the volume-weighted average price over the last 20 days that each company's shares actually traded. Based on the volume-weighted average price of the Vault and Queenston shares over the last 20 market days that included days of no trading activity the premium is 59%.

The transaction is subject to customary conditions, including regulatory and Vault shareholder approval. Vault intends to hold a special meeting of its shareholders on or before April 30, 2010 to consider the Amalgamation. Full details of the Agreement will be described in a management information circular to be filed with regulatory authorities and mailed to Vault shareholders in accordance with applicable securities laws. Vault's board of directors has unanimously approved the proposed transaction, following the recommendation of its special committee comprising solely independent directors. The special committee has received a verbal opinion from CI Capital Markets Inc. that, subject to the assumptions, limitations and qualifications stated in such opinion, the consideration to be received under the terms of the Amalgamation is fair, from a financial point of view, to Vault shareholders as of the date of the verbal opinion. Each of the directors and officers of Vault have signed support agreements indicating their intention to support the transaction, comprising approximately 23% of Vault's outstanding common shares.

Charles Page, President and CEO of Queenston commented, "This is an exciting time for both Queenston and Vault shareholders as this transaction delivers significant value. The Vault properties are contiguous and complement Queenston's assets in the camp that when combined form the largest land holdings in the district. The business combination expands our exploration exposure in Kirkland Lake and supports our strategy of returning to producer status".

Joseph Horne, President and CEO of Vault stated, "This merger boasts obvious synergies. Those that know the Kirkland gold camp will especially appreciate the complementary nature of our respective property portfolios. A consolidated land package will drive much more efficient exploration and access to greater capital will accelerate future development of our properties. Additional significant benefits to accrue to Vault shareholders will be enhanced share liquidity and exposure to Queenston's more advanced stage gold projects. We have tremendous respect for the Queenston group, share their enthusiasm for the camp's potential and look forward to integrating our technical team and shareholders"

Benefits to Queenston Shareholders

- Creates a dominant land position covering approximately 190 square kilometers along major gold trends in the Kirkland Lake area
- Expands potential along trend of our existing exploration success with emphasis on the Upper Beaver project
- Provides exposure to both high-grade and bulk tonnage opportunities in the King Kirkland area of the camp
- Strong balance sheet with over $45 million in cash.

Benefits to Vault Shareholders

- Provides Vault shareholders with greater exposure to the Kirkland Lake camp that includes significant gold resources in five deposits
- All share transaction allows Vault shareholders to continue to participate in the exploration upside in this evolving gold camp
- The transaction provides greater liquidity to Vault shareholders
- The contiguous nature of the consolidated land position facilitates much more efficient exploration

Attached to this news release and available on the Companies' web-sites is a property map of the Kirkland Lake gold camp outlining the combined holdings of Queenston and Vault.

About Queenston

Queenston maintains a significant land package in the Kirkland Lake gold camp containing 22 contiguous properties totaling approximately 15,600 hectares or 964 mineral claim units. The Company's strategy is to return to producer status through the development of four 100% owned gold projects including the Upper Beaver, McBean, Anoki and Upper Canada. The Company is also carrying out deep exploration targeting the new South Mine Complex with joint venture partner Kirkland Lake Gold Inc. on the South Claims property and on its 100% owned AK property. Queenston is well financed and has an exploration budget for 2010 of $15 million employing up to 12 diamond drill rigs.

About Vault

Vault Minerals Inc. is a junior gold exploration company focused on its large property portfolio in the prolific Kirkland Lake gold camp of northern Ontario, where in excess of 24 million ounces of gold have been produced at a recovered grade of 16.1 g/t Au (0.47 oz/ton). Vault's capital consists of 40,204,543 issued and outstanding common shares which are listed for trading on the TSX Venture Exchange under the symbol 'VMI'.

FOR FURTHER INFORMATION

Queenston Mining Inc.

Charles E. Page, P. Geo., President and CEO
(416) 364-0001 (ext. 224)
Hugh D. Harbinson, Chairman
(416) 364-0001 (ext. 225)
Andreas Curkovic, Investor Relations
(416) 577-9927
Email: info@queenston.ca
Website: www.queenston.ca

Vault Minerals Inc.

Joe Horne, President and CEO
(902) 402-8266
Email: contact@vaultminerals.com
Website: www.vaultminerals.com

Queenston's Forward Looking Statement

Except for historical information, this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Company's expectations and projections. A more detailed discussion of the risks is available in the "Annual Information Form" filed by the Company on SEDAR at www.sedar.com.

Vault's Forward Looking Statement

This News Release may contain forward-looking statements that involve inherent risks and uncertainties. Actual events or results could differ materially from the Company's forward looking statements and expectations, and the Company disclaims any obligation to update these forward-looking statements.

"Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release".